Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FIRST QUARTER 2022 RESULTS

Strategically advantaged to deliver more resilient and increased cash flow

SPRING, Texas – April 28, 2022...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the first quarter ended March 31, 2022.

- *Generated $972 million net cash provided by operating activities, $861 million net cash flow (non-GAAP) and $317 million free cash flow (non-GAAP)*
- *Reduced debt by $508 million, consistent with disciplined capital allocation framework, utilizing free cash flow and seasonal working capital changes*
- *Reported total production of 425 Bcfe, or 4.7 Bcfe per day, including 4.2 Bcf per day of gas and 91 MBbls per day of liquids*
- *Operational performance on track; invested $544 million of capital consistent with front-end loaded plan to bring 32 wells to sales during the quarter*
- *Completed responsibly sourced gas well certifications of all Appalachia production; Haynesville certifications expected to be complete by year-end; progressing continuous monitoring project across the portfolio*
- *In April, announced Amended and Restated Credit Agreement; becomes unsecured upon receipt of an investment grade rating, maturity extended to 2027 and borrowing base increased to $3.5 billion while retaining elected commitments of $2.0 billion*

“Southwestern Energy delivered another strong quarter following the timely and successful integration of our Haynesville assets, highlighting the strength of the Company’s strategically positioned business. Our amended and restated credit agreement is evidence of our progress to achieving investment grade. We believe our increasing and more resilient free cash flow generation capability coupled with our improved business and financial risk profile has created real value for our shareholders,” said Bill Way, Southwestern Energy President and Chief Executive Officer.

“Recent global events underscore the importance of energy security and highlight the vital role of US natural gas, both domestically and globally. Today, SWN is differentially positioned to help meet the growing global demand for US natural gas as the second largest natural gas-focused producer in the US, already delivering 1.5 Bcf per day directly to LNG. Our strategically advantaged transportation portfolio enables the Company to reach diversified premium markets, including the capability of delivering approximately 65% of natural gas production to the LNG corridor and Gulf Coast. This marketing advantage is complemented by our deep Tier 1 inventory, strong and improving financial and credit profile, and an enterprise-wide commitment to RSG,” continued Way.

Financial Results

(in millions)	For the three months ended March 31,			
	2022		2021	
Net income (loss)	$	**(2,675)**	$	80
Adjusted net income (non-GAAP)	$	**447**	$	196
Diluted earnings (loss) per share	$	**(2.40)**	$	0.12
Adjusted diluted earnings per share (non-GAAP)	$	**0.40**	$	0.29
Adjusted EBITDA (non-GAAP)	$	**905**	$	382
Net cash provided by operating activities	$	**972**	$	347
Net cash flow (non-GAAP)	$	**861**	$	354
Total capital investments [(1)]	$	**544**	$	266
Free cash flow (non-GAAP)	$	**317**	$	88

(1) Capital investments include increases of $43 million and $38 million for the three months ended March 31, 2022 and 2021, respectively, relating to the change in capital accruals between periods.

For the quarter ended March 31, 2022, Southwestern Energy recorded a net loss of $2.7 billion, or ($2.40) per diluted share, primarily due to the mark-to-market of unsettled derivatives. Excluding this and other one-time items, adjusted net income (non-GAAP) was $447 million, or $0.40 per diluted share, and Adjusted EBITDA (non-GAAP) was $905 million. Net cash provided by operating activities was $972 million, net cash flow (non-GAAP) was $861 million and free cash flow (non-GAAP) was $317 million.

The Company utilized free cash flow generated in the first quarter of 2022 for debt reduction. In January, the Company retired the remaining $201 million of senior notes due March 2022. As of March 31, 2022, Southwestern Energy had total debt of $4.9 billion and net debt to adjusted EBITDA (non-GAAP) of 1.7x. At the end of the quarter, the Company had access to $1.7 billion of liquidity, with $174 million of borrowings under its revolving credit facility and $147 million in outstanding letters of credit. In January 2022, the Company received an upgrade to its long-term debt issuer rating from S&P to BB+, placing the Company one notch below investment grade credit rating.

In April 2022, the Company announced an Amended and Restated Credit Agreement that extended the maturity date of its existing credit facility by three years to April 2027 with an aggregate maximum revolving credit amount and borrowing base of $3.5 billion, and no change to elected commitments of $2.0 billion. The Agreement provides for the release of subsidiary guarantors and collateral, as well as other terms consistent with standard "fall away" provisions, upon receipt of an investment grade rating from either S&P or Moody's and the satisfaction of certain other conditions. Furthermore, upon receipt of two investment grade ratings from S&P, Moody's or Fitch, the Agreement provides for terms consistent with investment grade peers, including the replacement of all financial covenants with a debt to capitalization financial covenant. Returning to investment grade remains a key financial objective for the Company, aligned with its strategic priorities.

As indicated in the table below, first quarter 2022 weighted average realized price, including $0.25 per Mcfe of transportation expenses, was $4.88 per Mcfe excluding the impact of derivatives. Including derivatives, weighted average realized price (including transportation) for the first quarter was up 28% from $2.54 per Mcfe in 2021 to $3.24 per Mcfe in 2022 primarily due to higher commodity prices including an 84% increase in NYMEX Henry Hub and a 63% increase in WTI. First quarter 2022 weighted average realized price before transportation expense and excluding the impact of derivatives was $5.13 per Mcfe.

Realized Prices	For the three months ended		
(includes transportation costs)	March 31,		
	2022		2021
Natural Gas Price:			
NYMEX Henry Hub price *($/MMBtu)* [1]	$	**4.95**	$ 2.69
Discount to NYMEX [2]		**(0.45)**	(0.58)
Average realized gas price per Mcf, excluding derivatives	$	**4.50**	$ 2.11
Gain on settled financial basis derivatives *($/Mcf)*		**0.01**	0.19
Gain (loss) on settled commodity derivatives *($/Mcf)*		**(1.51)**	0.03
Average realized gas price, including derivatives *($/Mcf)*	$	**3.00**	$ 2.33
Oil Price:			
WTI oil price *($/Bbl)* [3]	$	**94.29**	$ 57.84
Discount to WTI [4]		**(7.99)**	(9.70)
Average realized oil price, excluding derivatives *($/Bbl)*	$	**86.30**	$ 48.14
Average realized oil price, including derivatives *($/Bbl)*	$	**50.29**	$ 36.97
NGL Price:			
Average realized NGL price, excluding derivatives *($/Bbl)*	$	**39.33**	$ 22.86
Average realized NGL price, including derivatives *($/Bbl)*	$	**27.08**	$ 16.11
Percentage of WTI, excluding derivatives		**42%**	40%
Total Weighted Average Realized Price:			
Excluding derivatives *($/Mcfe)*	$	**4.88**	$ 2.62
Including derivatives *($/Mcfe)*	$	**3.24**	$ 2.54

(1) Based on last day settlement prices from monthly futures contracts.

(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

(3) Based on the average daily settlement price of the nearby month futures contract over the period.

(4) This discount primarily includes location and quality adjustments.

Operational Results

Total net production for the quarter ended March 31, 2022 was 425 Bcfe, of which 88% was natural gas, 10% NGLs and 2% oil. Capital investments totaled $544 million for the first quarter of 2022, consistent with the Company's front-end loaded capital program, with 33 wells drilled, 37 wells completed and 32 wells placed to sales.

	For the three months ended March 31,	
	2022	2021
Production		
Natural gas production *(Bcf)*	**376**	214
Oil production *(MBbls)*	**1,270**	1,662
NGL production *(MBbls)*	**6,919**	7,578
Total production *(Bcfe)*	**425**	269
Average unit costs per Mcfe		
Lease operating expenses [1]	**$ 0.94**	$ 0.93
General & administrative expenses [2,3]	**$ 0.09**	$ 0.13
Taxes, other than income taxes	**$ 0.13**	$ 0.09
Full cost pool amortization	**$ 0.63**	$ 0.33

(1) Includes post-production costs such as gathering, processing, fractionation and compression.

(2) Excludes $25 million in merger-related expenses for the three months ended March 31, 2022.

(3) Excludes $6 million in restructuring charges and $1 million in merger-related expenses for the three months ended March 31, 2021.

Appalachia – In the first quarter, total production was 259 Bcfe, with NGL production of 77 MBbls per day and oil production of 14 MBbls per day. The Company drilled 18 wells, completed 17 wells and placed 11 wells to sales with an average lateral length of 12,667 feet.

Haynesville – In the first quarter, total production was 166 Bcf. There were 15 wells drilled, 20 wells completed and 21 wells placed to sales in the quarter with an average lateral length of 8,215 feet.

E&P Division Results	For the three months ended March 31, 2022	
	Appalachia	Haynesville
Gas production *(Bcf)*	210	166
Liquids production		
Oil *(MBbls)*	1,263	4
NGL *(MBbls)*	6,919	—
Production *(Bcfe)*	259	166
Capital investments *(in millions)*		
Drilling and completions, including workovers	$ 181	$ 279
Land acquisition and other	21	6
Capitalized interest and expense	33	21
Total capital investments	$ 235	$ 306
Gross operated well activity summary		
Drilled	18	15
Completed	17	20
Wells to sales	11	21
Total weighted average realized price per Mcfe, excluding derivatives	$ 5.09	$ 4.55

Wells to sales summary

	For the three months ended March 31, 2022	
	Gross wells to sales	Average lateral length
Appalachia		
Super Rich Marcellus	6	12,839
Dry Gas Utica	4	12,967
Dry Gas Marcellus	1	10,437
Haynesville [1]	21	8,215
Total	32	

(1)   Includes wells drilled and completed by Indigo and GEP Haynesville.

Second Quarter 2022 Guidance Update

Based on current market conditions, Southwestern expects second quarter production and price differentials to be within the following ranges.

PRODUCTION	For the quarter ended June 30, 2022
Gas production (*Bcf*)	370 – 382
Liquids (*% of production*)	11.5% – 12.0%
Total (*Bcfe*)	418 – 434
Total (*Bcfe/day*)	~4.7

PRICING	
Natural gas discount to NYMEX including transportation [1]	$0.65 – $0.75 per Mcf
Oil discount to West Texas Intermediate (WTI) including transportation	$7.50 – $9.50 per Bbl
Natural gas liquids realization as a % of WTI including transportation	34% – 42%

(1)   Includes an estimated $0.03 to $0.05 per Mcf gain on basis hedges.

Conference Call

Southwestern Energy will host a conference call and webcast on Friday, April 29, 2022 at 9:30 a.m. Central to discuss first quarter 2022 results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 6924406. The conference call will webcast live at www.swn.com.

To listen to a replay of the call, dial 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658. Enter replay access code 3957714. The replay will be available until May 6, 2022.

About Southwestern Energy

Southwestern Energy Company (NYSE: SWN) is a leading U.S. producer and marketer of natural gas and natural gas liquids focused on responsibly developing large-scale energy assets in the nation's most prolific shale gas basins. SWN's returns-driven strategy strives to create sustainable value for its stakeholders by leveraging its scale, financial strength and operational execution. For additional information, please visit www.swn.com and www.swn.com/responsibility.

Investor Contact
Brittany Raiford
Director, Investor Relations
(832) 796-7906
brittany_raiford@swn.com

Forward Looking Statement
This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements are based on current expectations. The words "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "model," "target", "seek", "strive," "would," "approximate," and similar words are intended to identify forward-looking statements. Statements may be forward looking even in the absence of these particular words.

Examples of forward-looking statements include, but are not limited to, the expectations of plans, business strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop reserves, drilling plans and programs, estimated reserves and inventory duration, projected production and sales volume and growth rates, commodity prices, projected average well costs, generation of free cash flow, expected benefits from acquisitions, potential acquisitions and strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits of any such transactions or other initiatives. These forward-looking statements are based on management's current beliefs, based on currently available information, as to the outcome and timing of future events. All forward-looking statements speak only as of the date of this news release. The estimates and assumptions upon which forward-looking statements are based are inherently uncertain and involve a number of risks that are beyond our control. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein.

Factors that could cause our actual results to differ materially from those indicated in any forward-looking statement are subject to all of the risks and uncertainties incident to the exploration for and the development, production, gathering and sale of natural gas, NGLs and oil, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, legislative and regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, a change in our credit rating, and an increase in interest rates, our ability to maintain leases that may expire if production is not established or profitably maintained, our ability to transport our production to the most favorable markets or at all, any increase in severance or similar taxes, the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally, the effects of weather or power outages, increased competition, the financial impact of accounting regulations and critical accounting policies, the comparative cost of alternative fuels, credit risk relating to the risk of loss as a result of non-performance by our counterparties, impacts of world health events, including the COVID-19 pandemic, cybersecurity risks, geopolitical and business conditions in key regions of the world, our ability to realize the expected benefits from acquisitions, including our mergers with GEP Haynesville, LLC, Montage Resources Corporation and Indigo Natural Resources LLC, and any other factors described under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under Item 1A. "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2021.

We have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as required by applicable law. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

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SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended March 31,	
(in millions, except share/per share amounts)	**2022**	2021
Operating Revenues:		
Gas sales	**$ 1,692**	$ 464
Oil sales	**111**	81
NGL sales	**272**	173
Marketing	**866**	352
Other	**2**	2
	2,943	1,072
Operating Costs and Expenses:		
Marketing purchases	**862**	356
Operating expenses	**381**	250
General and administrative expenses	**44**	38
Merger-related expenses	**25**	1
Restructuring charges	**—**	6
Depreciation, depletion and amortization	**275**	96
Taxes, other than income taxes	**57**	24
	1,644	771
Operating Income	**1,299**	301
Interest Expense:		
Interest on debt	**68**	50
Other interest charges	**3**	3
Interest capitalized	**(30)**	(22)
	41	31
Loss on Derivatives	**(3,927)**	(191)
Loss on Early Extinguishment of Debt	**(2)**	—
Other Income, Net	**—**	1
Income (Loss) Before Income Taxes	**(2,671)**	80
Provision (Benefit) for Income Taxes		
Current	**4**	—
Deferred	**—**	—
	4	—
Net Income (Loss)	**$ (2,675)**	$ 80
Earnings (Loss) Per Common Share		
Basic	**$ (2.40)**	$ 0.12
Diluted	**$ (2.40)**	$ 0.12
Weighted Average Common Shares Outstanding:		
Basic	**1,114,610,964**	675,385,145
Diluted	**1,114,610,964**	679,867,825

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2022	December 31, 2021
ASSETS	*(in millions)*	
Current assets:		
Cash and cash equivalents	$ 21	$ 28
Accounts receivable, net	1,071	1,160
Derivative assets	103	183
Other current assets	43	42
Total current assets	1,238	1,413
Natural gas and oil properties, using the full cost method	34,184	33,631
Other	513	509
Less: Accumulated depreciation, depletion and amortization	(24,482)	(24,202)
Total property and equipment, net	10,215	9,938
Operating lease assets	186	187
Long-term derivative assets	126	226
Other long-term assets	82	84
Total long-term assets	394	497
TOTAL ASSETS	$ 11,847	$ 11,848
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 5	$ 206
Accounts payable	1,488	1,282
Taxes payable	80	93
Interest payable	49	75
Derivative liabilities	3,940	1,279
Current operating lease liabilities	44	42
Other current liabilities	64	75
Total current liabilities	5,670	3,052
Long-term debt	4,895	5,201
Long-term operating lease liabilities	139	142
Long-term derivative liabilities	1,023	632
Pension and other postretirement liabilities	25	23
Other long-term liabilities	214	251
Total long-term liabilities	6,296	6,249
Commitments and contingencies		
Equity / (deficit):		
Common stock, $0.01 par value; 2,500,000,000 shares authorized; issued 1,160,451,456 shares as of March 31, 2022 and 1,158,672,666 shares as of December 31, 2021	12	12
Additional paid-in capital	7,159	7,150
Accumulated deficit	(7,063)	(4,388)
Accumulated other comprehensive loss	(25)	(25)
Common stock in treasury, 44,353,224 shares as of March 31, 2022 and December 31, 2021	(202)	(202)
Total equity / (deficit)	(119)	2,547
TOTAL LIABILITIES AND EQUITY	$ 11,847	$ 11,848

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months ended March 31,	
(in millions)	**2022**	2021
Cash Flows From Operating Activities:		
Net income (loss)	$ **(2,675)**	$ 80
activities:		
Depreciation, depletion and amortization	**275**	96
Amortization of debt issuance costs	**2**	2
Loss on derivatives, unsettled	**3,232**	169
Stock-based compensation	**1**	—
Loss on early extinguishment of debt	**2**	—
Other	**(1)**	—
Change in assets and liabilities, excluding impact from acquisitions:		
Accounts receivable	**89**	(33)
Accounts payable	**126**	33
Taxes payable	**(13)**	(8)
Interest payable	**(16)**	(2)
Inventories	**4**	9
Other assets and liabilities	**(54)**	1
Net cash provided by operating activities	**972**	347
Cash Flows From Investing Activities:		
Capital investments	**(500)**	(227)
Proceeds from sale of property and equipment	**—**	1
Other	**—**	(1)
Net cash used in investing activities	**(500)**	(227)
Cash Flows From Financing Activities:		
Payments on current portion of long-term debt	**(202)**	—
Payments on long-term debt	**(21)**	—
Payments on revolving credit facility	**(2,803)**	(923)
Borrowings under revolving credit facility	**2,517**	790
Change in bank drafts outstanding	**34**	7
Cash paid for tax withholding	**(4)**	(3)
Net cash used in financing activities	**(479)**	(129)
Decrease in cash and cash equivalents	**(7)**	(9)
Cash and cash equivalents at beginning of year	**28**	13
Cash and cash equivalents at end of period	$ **21**	$ 4

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of March 31, 2022, including the remainder of 2022 and excluding those positions that settled in the first quarter, is shown below. Please refer to the Company's quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

| | Volume | Weighted Average Price per MMBtu | | | |
		Swaps	Sold Puts	Purchased Puts	Sold Calls
	(Bcf)				
Natural gas					
2022					
Fixed price swaps	627	$ 3.04	$ —	$ —	$ —
Two-way costless collars	78	—	—	2.53	2.92
Three-way costless collars	277	—	2.03	2.48	2.88
Total	982				
2023					
Fixed price swaps	504	$ 3.08	$ —	$ —	$ —
Two-way costless collars	219	—	—	3.03	3.55
Three-way costless collars	215	—	2.09	2.54	3.00
Total	938				
2024					
Fixed price swaps	224	$ 2.96	$ —	$ —	$ —
Two-way costless collars	44	—	—	3.07	3.53
Three-way costless collars	11	—	2.25	2.80	3.54
Total	279				

	Volume	Weighted Average Strike Price
	(Bcf)	($/MMBtu)
Call Options – Natural Gas (Net)		
2022	63	$ 3.01
2023	46	$ 2.94
2024	9	$ 3.00
Total	118	

Natural gas financial basis positions	Volume (Bcf)		Basis Differential ($/MMBtu)
Q2 2022			
Dominion South	39	$	(0.65)
TCO	28	$	(0.57)
TETCO M3	24	$	(0.48)
Columbia Gulf Mainline	7	$	(0.24)
Total	98	$	(0.55)
Q3 2022			
Dominion South	40	$	(0.65)
TCO	28	$	(0.58)
TETCO M3	24	$	(0.49)
Columbia Gulf Mainline	7	$	(0.24)
Total	99	$	(0.56)
Q4 2022			
Dominion South	30	$	(0.65)
TCO	26	$	(0.57)
TETCO M3	19	$	(0.14)
Columbia Gulf Mainline	6	$	(0.24)
Total	81	$	(0.47)
2023			
Dominion South	129	$	(0.73)
TCO	59	$	(0.55)
TETCO M3	62	$	0.15
Total	250	$	(0.47)

	Volume (MBbls)	Weighted Average Price per Bbl			
		Swaps	Sold Puts	Purchased Puts	Sold Calls
Oil					
2022					
Fixed price swaps	2,376	$ 53.32	$ —	$ —	$ —
Three-way costless collars	1,037	—	39.83	50.17	57.01
Total	3,413				
2023					
Fixed price swaps	846	$ 55.98	$ —	$ —	$ —
Three-way costless collars	1,268	—	33.97	45.51	56.12
Total	2,114				
2024					
Fixed price swaps	603	$ 68.68	$ —	$ —	$ —
Ethane					
2022					
Fixed price swaps	4,142	$ 11.27	$ —	$ —	$ —
2023					
Fixed price swaps	1,308	$ 11.91	$ —	$ —	$ —
Propane					
2022					
Fixed price swaps	4,643	$ 31.09	$ —	$ —	$ —
Three-way costless collars	230	—	16.80	21.00	31.92
Total	4,873				
2023					
Fixed price swaps	1,066	$ 37.15	$ —	$ —	$ —
Normal Butane					
2022					
Fixed price swaps	1,388	$ 36.22	$ —	$ —	$ —
2023					
Fixed price swaps	329	$ 40.64	$ —	$ —	$ —
Natural Gasoline					
2022					
Fixed price swaps	1,497	$ 55.78	$ —	$ —	$ —
2023					
Fixed price swaps	359	$ 66.00	$ —	$ —	$ —

Explanation and Reconciliation of Non-GAAP Financial Measures
The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of the Company's peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are free cash flow, net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	3 Months Ended March 31,	
	2022	2021
Adjusted net income:	*(in millions)*	
Net income (loss)	$ (2,675)	$ 80
Add back (deduct):		
Merger-related expenses	25	1
Restructuring charges	—	6
Loss on unsettled derivatives [1]	3,232	169
Loss on early extinguishment of debt	2	—
Other gain	—	(1)
Adjustments due to discrete tax items [2]	648	(18)
Tax impact on adjustments	(785)	(41)
Adjusted net income	$ 447	$ 196

(1) Includes $5 million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2022.

(2) The Company's 2022 income tax rate is 24.1% before the impacts of any valuation allowance.

| | 3 Months Ended March 31, | |
	2022	2021
Adjusted diluted earnings per share:		
Diluted earnings (loss) per share	$ (2.40)	$ 0.12
Add back (deduct):		
Merger-related expenses	0.02	0.00
Restructuring charges	—	0.01
Loss on unsettled derivatives [1]	2.89	0.25
Loss on early extinguishment of debt	0.00	—
Other loss	—	0.00
Adjustments due to discrete tax items [2]	0.58	(0.03)
Tax impact on adjustments	(0.69)	(0.06)
Adjusted diluted earnings per share	$ 0.40	$ 0.29

(1) Includes $5 million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2022.

(2) The Company's 2022 income tax rate is 24.1% before the impacts of any valuation allowance.

| | 3 Months Ended March 31, | |
| | 2022 | 2021 |
	(in millions)	
Net cash flow:		
Net cash provided by operating activities	$ 972	$ 347
Add back (deduct):		
Changes in operating assets and liabilities	(136)	—
Merger-related expenses	25	1
Restructuring charges	—	6
Net cash flow	$ 861	$ 354

| | 3 Months Ended March 31, | |
| | 2022 | 2021 |
	(in millions)	
Free cash flow:		
Net cash flow	$ 861	$ 354
Subtract:		
Total capital investments	(544)	(266)
Free cash flow	$ 317	$ 88

| | 3 Months Ended March 31, | |
| | 2022 | 2021 |
	(in millions)	
Adjusted EBITDA:		
Net income (loss)	$ (2,675)	$ 80
Add back (deduct):		
Interest expense	41	31
Income tax expense (benefit)	4	—
Depreciation, depletion and amortization	275	96
Merger-related expenses	25	1
Restructuring charges	—	6
Loss on unsettled derivatives [1]	3,232	169
Loss on early extinguishment of debt	2	—
Stock based compensation expense	1	—
Other	—	(1)
Adjusted EBITDA	$ 905	$ 382

(1) Includes $5 million of non-performance risk adjustment for the three months ended March 31, 2022.

Adjusted EBITDA:	12 Months Ended March 31 2022
	(in millions)
Net income (loss)	$ (2,780)
Add back (deduct):	
Interest expense	146
Income tax expense (benefit)	4
Depreciation, depletion and amortization	725
Merger-related expenses	100
Impairments	6
Restructuring charges	1
Loss on unsettled derivatives [(1)]	4,007
Loss on early extinguishment of debt	95
Stock based compensation expense	3
Other	(5)
Adjusted EBITDA	$ 2,302

(1) Includes $6 million of non-performance risk adjustment for the twelve months ended March 31, 2022.

Net debt:	March 31, 2022
	(in millions)
Total debt [(1)]	$ 4,932
Subtract:	
Cash and cash equivalents	(21)
Net debt	$ 4,911

(1) Does not include $32 million of unamortized debt premium/discount and issuance expense.

Net debt to Adjusted EBITDA:	March 31, 2022
	(in millions)
Net debt	$ 4,911
Adjusted EBITDA [(1)]	$ 2,940
Net debt to Adjusted EBITDA	1.7x

(1) Adjusted EBITDA for the twelve months ended March 31, 2022 includes $242 million of Adjusted EBITDA generated by Indigo Natural Resources prior to the September 2021 acquisition and $396 million of Adjusted EBITDA generated by GEP Haynesville prior to the December 2021 acquisition.